#1293-2(b)
No. 82-1401

BC FORM 51-901F

QUARTERLY REPORT

ISSUER DETAILS:

NAME OF ISSUER	**CABO MINING ENTERPRISES CORP. (formerly Cabo Mining Corp.)**
ISSUER ADDRESS	502 - 595 Howe Street, Vancouver, BC, V6C 2T5
ISSUER TELEPHONE NUMBER	(604) 681-8899
ISSUER FAX NUMBER	(604) 681-0870
CONTACT NAME	John A. Versfelt
CONTACT POSITION	Director
CONTACT TELEPHONE NUMBER	(604) 681-8899
CONTACT EMAIL ADDRESS	cabo@cabo.ca
WEB SITE ADDRESS	www.cabo.ca
FOR QUARTER ENDED	**December 31, 2003**
DATE OF REPORT	February 27, 2004

CERTIFICATE

Schedule A (Financial Statements) required to complete this report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	FULL NAME	DATE SIGNED YYYY/MM/DD
"John A. Versfelt"	**John A. Versfelt**	**2004/02/27**
"Seymour Sears"	**Seymour Sears**	**2004/02/27**

CABO MINING ENTERPRISES CORP.
(FORMERLY CABO MINING CORP.)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

(Unaudited – Prepared by Management)

CABO MINING ENTERPRISES CORP.
(FORMERLY CABO MINING CORP.)

CONSOLIDATED BALANCE SHEETS

	DEC 31 2003	JUNE 30 2003
ASSETS		
Current		
Cash	$ 170,038	$ 2,352
Goods and services tax recoverable	9,084	5,322
Prepaid expenses	19,200	50,881
	198,322	58,555
Mineral Properties (Note 3)	1,911,273	1,801,501
Deferred Exploration Expenditures	709,011	673,203
Exploration Advances	5,092	5,092
Capital Assets (Note 4)	24,124	28,206
	$ 2,847,822	$ 2,566,557
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 51,561	$ 60,280
Due to directors and related parties (Note 6)	388,005	204,715
	439,566	264,995
Share Subscriptions	213,900	-
	653,466	264,995
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Share Capital (Note 5)	12,662,021	12,608,861
Contributed Surplus (Note 5)	551,838	551,838
Deficit	(11,019,503)	(10,859,137)
	2,194,356	2,301,562
	$ 2,847,822	$ 2,566,557

Approved by the Board:

"John A. Versfelt" "Seymour Sears"

John A. Versfelt Seymour Sears

CABO MINING ENTERPRISES CORP.

(FORMERLY CABO MINING CORP.)

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

FOR THE SIX MONTHS ENDED

	DECEMBER 31	
	2003	2002
Expenses		
Administration	$ 24,558	$ 40,395
Amortization	4,082	5,566
Bank charges, interest and exchange	17,870	315
Communications	5,186	9,102
Consulting fees	750	43,209
Media publishing and marketing services	-	10,980
Printing and sundry	1,144	3,788
Professional fees	23,915	21,341
Regulatory	28,582	34,941
Rent	6,000	6,000
Secretarial services	4,409	15,605
Transfer agent and filing fees	13,870	14,660
Travel	-	7,563
Loss Before The Following	130,366	213,465
Loss on termination of contract	30,000	13,728
Loss For The Six Months	160,366	227,193
Deficit, Beginning Of Year	10,859,137	10,435,962
Deficit, End Of Quarter	$ 11,019,503	$ 10,663,155
Basic Loss Per Share	$ 0.01	$ 0.01

CABO MINING ENTERPRISES CORP.
(FORMERLY CABO MINING CORP.)

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

FOR THE QUARTER ENDED

	DECEMBER 31 2003	2002
Expenses		
Administration	**$ 18,371**	$ 19,345
Amortization	**2,655**	2,677
Bank charges, interest and exchange	**17,825**	121
Communications	**3,920**	3,149
Consulting fees	**750**	31,959
Media publishing and marketing services	**-**	5,000
Printing and sundry	**402**	3,244
Professional fees	**14,094**	6,112
Regulatory	**25,968**	18,161
Rent	**3,000**	3,000
Secretarial services	**3,522**	6,743
Transfer agent and filing fees	**13,054**	6,673
Travel	**(2,295)**	2,599
Loss Before The Following	**101,266**	108,783
Loss on termination of contract	**-**	-
Loss For The Quarter	**101,266**	108,783
Deficit, Beginning Of Year	**10,918,237**	10,554,372
Deficit, End Of Quarter	**$ 11,019,503**	$ 10,663,155
Basic Loss Per Share	**$ 0.01**	$ 0.01

CABO MINING ENTERPRISES CORP.
(FORMERLY CABO MINING CORP.)

SCHEDULE OF DEFERRED EXPLORATION EXPENDITURES

FOR THE PERIODS

	SIX MONTHS DEC 31, 2003	YEAR ENDED JUNE 30, 2003
Exploration Expenditures		
Accommodation and food	$ -	$ 700
Annual rental fees	129	3,514
Assays and sample preparation	294	15,552
Contract fees		
- Project management and geologists	15,480	31,800
- Reports and maps	15,538	21,047
Rental and Storage	-	1,725
Drilling	-	76,585
Travel	-	1,160
Equipment Expense	4,367	892
	35,808	152,975
Deferred Exploration, Beginning of Year	673,203	520,228
Deferred Exploration, End of Period	$ 709,011	$673,203
Allocation of Deferred Exploration		
Cobalt Property, Ontario	701,558	673,203
Electrum Property, Ontario	7,453	-
	$ 709,011	$673,203

CABO MINING ENTERPRISES CORP.
(FORMERLY CABO MINING CORP.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED

	DECEMBER 31 2003	2002
Cash Flows From Operating Activities		
Loss for the year	$ (160,366)	$ (227,193)
Items not involving cash flows:		
Amortization	4,082	5,566
	(156,284)	(221,627)
Changes in non-cash working capital items:		
GST recoverable	(3,762)	849
Prepaid expenses	31,681	18,140
Accounts payable and accrued liabilities	(8,719)	46,271
Due to directors and related parties	183,290	74,100
Sub-total	202,490	139,360
Total from Operations	46,206	(82,267)
Cash Flows From Investing Activities		
Mineral properties	(109,772)	(72,174)
Exploration expenditures	(35,808)	(122,185)
Acquisition – Equipment	-	(35,100)
Exploration advances	-	17,479
	(145,580)	(211,980)
Cash Flows From Financing Activities		
Shares issued for cash	53,160	198,569
Loans payable	-	-
Subscriptions received	213,900	92,000
	267,060	290,569
Increase (Decrease) In Cash	167,686	(3,678)
Cash, Beginning Of Year	2,352	3,739
Cash, End Of Quarter	$ 170,038	$ 61

Supplemental Disclosure With Respect To Cash Flows (Note 7)

CABO MINING ENTERPRISES CORP.

(FORMERLY CABO MINING CORP.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE QUARTERS ENDED

	DECEMBER 31 2003	DECEMBER 31 2002
Cash Flows From Operating Activities		
Loss for the year	$ (101,266)	$ (108,783)
Items not involving cash flows:		
Amortization	2,655	2,677
	(98,611)	(106,106)
Changes in non-cash working capital items:		
GST recoverable	(5,664)	(6,541)
Prepaid expenses	771	12,513
Accounts payable and accrued liabilities	(9,052)	32,847
Due to directors and related parties	125,287	74,805
	111,342	113,624
	12,731	7,518
Cash Flows From Investing Activities		
Mineral properties	(90,772)	(29,700)
Exploration expenditures	(19,817)	(93,875)
Acquisition – Equipment	-	-
Exploration advances	-	-
	(110,589)	(123,575)
Cash Flows From Financing Activities		
Shares issued for cash	51,660	9,701
Loans payable	-	-
Subscriptions received	213,900	106,000
	265,560	115,701
Increase (Decrease) In Cash	167,702	(356)
Cash, Beginning Of Year	2,336	417
Cash, End Of Quarter	$ 170,038	$ 61

Supplemental Disclosure With Respect To Cash Flows (Note 7)

CABO MINING ENTERPRISES CORP.
(FORMERLY CABO MINING CORP.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED

DECEMBER 31, 2003

1. NATURE OF OPERATIONS

The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable.

The recoverability of amounts shown as mineral properties and related deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, and the ability of the Company to attain profitable production or receive proceeds from the disposition thereof.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assume the realization of assets and discharge of liabilities in the normal course of business. As at December 31, 2003 the Company has a working capital deficiency of $241,244 and has incurred losses totalling $11,019,503.

The Company's ability to continue as a going concern is dependent upon successful completion of additional financing, continuing support of creditors and upon its ability to attain profitable operations. These consolidated financial statements do not give effect to any adjustments that would be necessary should the Company not be able to continue as a going concern.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Consolidation

These financial statements include the accounts of the Company's wholly-owned subsidiaries: Cabo Mining Corp., a company incorporated in Newfoundland and Cabo Explorations Inc., a company incorporated in the State of Nevada, USA.

b) Mineral Properties and Deferred Exploration Expenditures

The Company records its interest in mineral properties at cost. Exploration and development expenditures relating to mineral properties are deferred until either the properties are brought into production, at which time they are amortized on a unit of production basis, or until the properties are sold or abandoned, at which time the deferred costs are written off.

c) Option Payments Received

Option payments received are recorded as a reduction of the carrying value of the related mineral properties and deferred exploration expenditures with the excess, if any, included in earnings.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

d) Capital Assets and Amortization

Capital assets are recorded at cost and amortized on a declining balance basis over the term of their economic lives at the following rates:

Drilling equipment	30%
Field equipment	20%
Office equipment	20%
Computer equip	30%

e) Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's best estimate as additional information becomes available in the future.

f) Financial Instruments

The carrying value of financial instruments not otherwise disclosed separately in the financial statements, approximate their fair values. These financial instruments include cash, Goods & Services Tax recoverable, accounts payable and accrued liabilities, and due to directors and related parties. Fair values approximate their carrying value since the instruments are short term in nature and are receivable or payable on demand.

g) Non-Monetary Transactions

Shares of the Company issued for non-monetary consideration are valued at the quoted market price per share at the close of trading on the date of completion of the transaction except for those circumstances where, in the opinion of the Company and due to the nature of the transaction, the trading price does not fairly represent the value of the transactions. In such circumstances the value of the shares is determined based on the estimated fair value of the consideration received.

h) Foreign currency translation

Transactions in foreign currencies are translated as follows:

- monetary assets and liabilities at the rate prevailing at the balance sheet date.
- non-monetary assets and liabilities at historic rates

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

- income and expenses at the average rate in effect during the year.
- exchange gains or losses are recorded in the consolidated statement of loss and deficit

i) Income and Resource Taxes

Income and resource taxes are calculated using the asset and liability method of accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is provided to the extent that future income tax benefits are not likely to be realized.

j) Stock Based Compensation

The Company adopted the new CICA Accounting Standard relating to stock based compensation and other stock-based payments. This new standard requires either the recognition of compensation expense for grants of stock, stock options and other equity instruments to employees and other than employees, or alternatively, the disclosure of pro forma net earnings and net earnings per share data as if stock-based compensation had been recognized in earnings. The Company has elected to recognize the compensation expense, the effect of which is reflected in this financial statement.

The new standard has been adopted effective for stock options and other stock based compensation payments made after January 1, 2002.

k) Loss Per Share

Basic loss per share is based on the weighted average number of shares outstanding during the year. Fully diluted loss per share is calculated under the treasury stock method. As results of calculating fully diluted loss per share are anti-dilutive, fully diluted loss per share is not presented.

3. MINERAL PROPERTIES

Cobalt Properties, Cobalt, Ontario

Terms of Acquisition

Pursuant to an Option to Purchase Agreement (Acquisition Agreement) entered into as of December 30, 1998, the Company was granted an exclusive option to purchase 100% interest in certain mineral claims located in the Cobalt-Haileybury Mining District, Ontario (the "Cobalt Property") by paying a total of $300,000 (paid) and issuing up to 2,000,000 common shares (1,843,878 issued). The remaining common shares to be issued will be issued on the basis of one share for each one-dollar expended by the Company on exploration and property expenditures.

Effective December 30, 1998, the Company assumed obligations pursuant to underlying agreements for the Cobalt Property. These obligations include monthly property payments totalling to $9,000. Various net profit and smelter royalties are payable to third parties upon commencement of commercial production. Certain claims are subject to a 40% net profits royalty after all land holding, operating and capital costs have been recovered. This net profits royalty may be reduced to 10% by a payment of $4,500,000. The balance of the property is subject to a 5% net smelter royalty, reducible to 1% by making payments totalling $3,500,000.

On May 5, 1999 the Company entered into an agreement to purchase certain unpatented mineral claims contiguous to the Cobalt Property for 100,000 shares of the Company (75,000 issued).

On May 17, 1999, the Company entered into agreements to purchase certain unpatented mineral claims contiguous to the Cobalt Property for cash payments totalling $11,000 (paid) and the issuance of 100,000 shares of the Company (issued).

On June 14, 2002, the Company exercised its rights of refusal, under an agreement dated February 11, 2002, whereby the Company was granted an exclusive option to purchase a 100% interest in 16 mineral claims contiguous to the Cobalt property by issuing up to 435,000 (50,000 issued) common shares over a period of 42 months from the date of regulatory acceptance of the transaction.

The Company has also staked a number of additional claims in the Cobalt Property area.

	DEC 31 2003	JUNE 30 2003
Consideration paid to date	**$ 1,906,273**	$ 1,801,501

3. MINERAL PROPERTIES (continued)

Electrum Lake Properties, Kenora, Ontario

Terms of Acquisition

Pursuant to a Property Option Agreement entered into as of October 28, 2003, the Company was granted an exclusive option to purchase a 100% interest in certain claims in the Indian Bay area, 35 kilometres west of Kenora, Ontario. Under the terms of the agreement the Company must make cash payments of $30,000 ($5,000 paid), and share payments totaling 100,000 post-consolidated common shares of the Company on or before October 28, 2005. The Company shall also incur a total of $200,000 exploration expenditures on the property to October 28, 2006. The property is subject to a net smelter royalty of 2%, of which 50% can be acquired for $500,000.

Consideration paid to date: $ 5,000

CABO MINING ENTERPRISES CORP.
(FORMERLY CABO MINING CORP.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED

DECEMBER 31, 2003

4. CAPITAL ASSETS

	DECEMBER 31 2003			JUNE 30 2003
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Drilling equipment	$ 35,100	$ 14,215	**$ 20,885**	$ 24,570
Field equipment	8,313	5,859	**2,454**	2,727
Office equipment	1,076	851	**225**	250
Computer equipment	3,913	3,353	**560**	659
	$ 48,402	$ 24,278	**$ 24,124**	$ 28,206

5. SHARE CAPITAL

a) Authorized:

100,000,000 common shares without par value

b) Issued:

	December 31, 2003		Year Ended June 30, 2003	
	SHARES	AMOUNT	SHARES	AMOUNT
Balance, beginning of year	**45,535,179**	**$ 12,608,861**	39,784,676	$ 12,143,386
Shares cancelled	**-**	**-**	(266,667)	(40,000)
	45,535,179	**12,608,861**	39,518,009	12,103,386
Issued during the year:				
For cash (net of income tax benefit renounced with respect to flow-through shares)	**-**	**-**	5,404,000	411,520
For property	**352,217**	**45,333**	390,713	51,807
For finders fees	**20,177**	**3,027**	22,457	3,368
Exercise of Warrants	**40,000**	**4,800**	200,000	20,000
Share issue costs	**-**	**-**	-	(10,100)
Draw down of future income tax	**-**	**-**	-	-
liabilities resulting from exploration expenditures renounced to investors	**-**	**-**	-	28,880
Total issued during the period	**412,394**	**53,160**	6,017,170	505,475
Balance, end of period	**45,947,573**	**$ 12,662,021**	45,535,179	$ 12,608,861

CABO MINING ENTERPRISES CORP.
(FORMERLY CABO MINING CORP.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED

DECEMBER 31, 2003

5. Share Capital (Continued)

c) As at December 31, 2003, the following stock options were outstanding:

	OUTSTANDING OPTIONS			EXERCISABLE OPTIONS	
RANGE OF EXERCISE PRICE	NUMBER	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE
$ 0.15	3,920,000	3.5 years	$ 0.15	3,920,000	$ 0.15

A summary of the changes in stock options for the six months December 31, 2003 and year ended June 30, 2003 and 2002 is presented below:

	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Balance, June 30, 2001	695,250	$ 0.92
Granted	3,970,000	0.15
Expired or cancelled	(695,250)	0.92
Balance, June 30, 2002 and 2003	3,970,000	0.15
Granted	-	-
Expired or cancelled	50,000	-
Balance, December 31, 2003	3,920,000	$ 0.15

The fair value of each option granted was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

Dividend rate	0%
Risk-free interest rate	5.25%
Expected life	4 years
Expected volatility	174.25%

CABO MINING ENTERPRISES CORP.
(FORMERLY CABO MINING CORP.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED

DECEMBER 31, 2003

5. SHARE CAPITAL (Continued)

The fair value of each option granted was $0.14. Compensation expense of $551,838 has been charged to operations and credited to contributed surplus.

d) As at December 31, 2003 share purchase warrants were outstanding to purchase 6,264,000 common shares as follows: 860,000 at $0.12 per share up to March 22, 2004; 1,500,000 at $0.12 per share up to August 7, 2004; 1,904,000 at $0.10 per share up to February 12, 2004 and $0.12 per share up to February 12, 2005; and 2,000,000 at $0.10 per share up to June 14, 2004.

6. RELATED PARTY TRANSACTIONS

During the six months, the Company incurred the following transactions with related parties:

	SIX MONTHS TO DEC 31	
	2003	2002
a) Deferred exploration expenditures paid to a company controlled by a director.	**$ 33,189**	$ 54,465
b) Fees for management, para-legal, office administration and rent, travel, accounting, secretarial and communications paid to a company controlled by a director.	**$ 98,016**	$ 116,114
c) 1,500,000 units consisting of one common share and one warrant to be exercised over period of two years at $0.10 to August 7, 2003 and at $0.12 to August 7, 2004	**$ -**	$ 170,000
d) Warrants were exercised for a cash consideration by a company controlled by a director	**$ 4,800**	$ 20,000
e) Loan received from a company controlled by a director	**$ 82,250**	-

7. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

Significant non-cash transactions for the six months ended December 31, 2003 included: The Company issued 352,217 common shares with a value of $45,332 for property payments and 20,177 common shares for property finders fees, with a value of $3,027.

8. SUBSEQUENT EVENTS

a) A non-brokered $250,000 private placement was announced November 3, 2003 for 1,250,000 post-consolidated units at $0.20 per unit, subject to TSX Venture Exchange (Exchange) acceptance. Each unit is comprised of one-post consolidated common share and one non-transferable share purchase warrant. The warrant is exercisable for a period of two years from the date the financing is closed and entitles the holder to purchase one post-consolidated share at $0.40 per share. The post-consolidation ratio is based on five old shares for one new share. The funds of $250,000 were received and the shares issued January 19, 2004 after Exchange acceptance.

b) Shares for debt settlements totaling $340,000 were also announced November 3, 2003. Six parties, including two companies controlled by directors of the Company, have agreed to settle debts by taking post-consolidated common shares of the Company at $0.20 per share, subject to Exchange acceptance. Included in these debts are $41,750 of loans made by a director, for which the Company has agreed, subject to Exchange acceptance, to pay a bonus in the form of post-consolidated shares equal to 20% of the loan amount at a post-consolidated deemed value of $0.25 per share. This agreement was accepted by the Exchange and the shares were issued January 19, 2004.

c) The Board of Directors of the Company approved and recommended Member approval of a consolidation of the Company's common shares on up to 5 old shares for one new share basis at the Company's annual general and special meeting held December 19, 2003. This motion was passed by the Members, and the share consolidation became effective January 5, 2004 on a 5 for 1 basis.

d) The Company announced February 11, 2004 a non-brokered private placement of 6,666,667 units at a price of $0.75 per unit to raise gross proceeds of $5,000,000. Each unit will consist of one common share and one-half of one share purchase warrant. Each whole warrant will entitle the holder to acquire one additional common share of the Company at a price of $1.25 per share for a period of two years from the date of issue. Finder's fees will be paid in connection with the private placement, in accordance with Exchange policies. The majority of the funds will be used to satisfy the Company's purchase and working capital obligations with respect to the acquisition of each of Heath and Sherwood Drilling (1986) Inc., and Petro Drilling (Maritimes) Limited. The proceeds, including commissions and expenses are to be placed in escrow pending successful completion of the acquisition of Heath and Sherwood Drilling (1986) Inc., and Petro Drilling (Maritimes) Limited.

e) The Company announced February 17, 2004 that it entered into an agency agreement with Research Capital Corp. of Toronto Ontario, with respect to a brokered private placement of 6,024,097 units at a price of $0.83 per unit to raise gross proceeds of $5,000,000. The offering, which is subject to Exchange acceptance, is in addition to the $5 million non-brokered private placement announced by the Company on February 11, 2004. Each unit issued in the new offering will consist of one common share and one-half of one share-purchase warrant. Each whole warrant will entitle the holder to acquire one additional common share of the Company at a price of $1.25 per share for a period of two years from the Closing of the offering. Broker's fees will be paid in connection with the private placement, in accordance with Exchange policies and will include brokers warrants equal in number to 10% of the units distributed pursuant to the offering. The agent has been granted an over-allotment option to purchase up to an additional 1,204,819 units.

The proceeds, including commissions and expenses are to be placed in escrow pending successful completion of the acquisition of Heath and Sherwood Drilling (1986) Inc., and Petro Drilling (Maritimes) Limited.

#1293-2(b)
No 82-1401

BC FORM 51-901F

QUARTERLY REPORT

04 MAR 11 AM 7:21

ISSUER DETAILS:

NAME OF ISSUER	**CABO MINING ENTERPRISES CORP.** (FORMERLY CABO MINING CORP.)
ISSUER ADDRESS	502 - 595 Howe Street, Vancouver, BC, V6C 2T5
ISSUER TELEPHONE NUMBER	(604) 681-8899
ISSUER FAX NUMBER	(604) 681-0870
CONTACT NAME	John A. Versfelt
CONTACT POSITION	Director
CONTACT TELEPHONE NUMBER	(604) 681-8899
CONTACT EMAIL ADDRESS	cabo@cabo.ca
WEB SITE ADDRESS	www.cabo.ca
FOR QUARTER ENDED	**December 31, 2003**
DATE OF REPORT	February 27, 2004

CERTIFICATE

The two schedules (B and C) required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"John A. Versfelt"	**John A. Versfelt**	**2004/02/27**
DIRECTOR'S SIGNATURE	FULL NAME	DATE SIGNED YYYY/MM/DD
"Seymour Sears"	**Seymour Sears**	**2004/02/27**
DIRECTOR'S SIGNATURE	FULL NAME	DATE SIGNED YYYY/MM/DD

CABO MINING ENTERPRISES CORP.
(FORMERLY CABO MINING CORP.)
SCHEDULE B: SUPPLEMENTARY INFORMATION DECEMBER 31, 2003

1. **Analysis of expenses and deferred costs:**

Deferred exploration expenses and administrative expenses: The consolidated statements of loss and deficit, and the statement of deferred exploration expenditures show a breakdown, by major category, of the general and administrative expenses, and the deferred exploration expenses, for the current year to date. Mineral property costs of $1,911,273 and the deferred exploration expense of $709,011 are for the properties in Ontario as follows:-

	Cobalt	**Electrum**
Mineral Properties	$ 1,906,273	$ 5,000
Deferred Exploration	$ 701,558	$ 7,453

2. **Related party transactions:**

See Note 6 of the Consolidated Financial Statements for related party transactions.

3. **Summary of securities issued and options granted during the year to date:**

a) Securities issued: See Note 5 to the Consolidated Financial Statements.

b) Options granted: During the period ended December 31, 2003 no options were exercised.

4. Summary of securities as at the end of the reporting period:

a) Authorized capital: 100 million common shares with no par value.

Issued and outstanding: 45,947,573 common ("old) shares with NPV.
After consolidation: 9,189,515 common ("new") shares with NPV.
(at 5 old for 1 new).

b) Outstanding options, warrants and convertible debentures:

Options: 3,970,000 options at $0.15 per "old" share until June 19, 2007.
After consolidation: 794,000 options at $0.75 per "new" share until June 19, 2007.

Warrants:

860,000 at $0.12 per "old" share to March 22, 2004.
(172,000 at $0.60 per "new" share to March 22, 2004.)

1,500,000 at $0.12 per "old" share to August 7, 2004.
(300,000 at $0.60 per "new" share to August 7, 2004.)

1,904,000 at $0.10 per "old" share to February 12, 2004 and
at $0.12 per "old" share to February 12, 2005 .
(380,800 at $0.50 per "new" share to February 12, 2004 and
at $0.60 per "new" share to February 12, 2005).

2,000,000 at $0.10 per "old" share to June 14, 2004.
(400,000 at $0.50 per "new" share to June 14, 2004.)

(c) Shares in escrow: Nil.

5. Names of directors and officers as at December 31, 2003:

Directors: John A. Versfelt
Julio C. Benedetti
Seymour M. Sears
J. David Meer, resigned February 4, 2004

Officers: John A. Versfelt, President and CEO
Brigitte MacArthur, Secretary

CABO MINING ENTERPRISES CORP.
(FORMERLY CABO MINING CORP.)
SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS
DECEMBER 31, 2003

Description of Business

CABO MINING ENTERPRISES CORP. (formerly Cabo Mining Corp.) ("Cabo" or the "Company") is a mineral exploration company which, over the last ten years, has identified and acquired interests in mineral properties with potential, and funded and implemented surface exploration and drilling programs on properties in Canada, the United States and Cuba. Our company continues to maintain contact with and seek out opportunities with parties in Canada, the U.S.A. and in South America. Currently, Cabo has an interest in and is exploring two mineral properties in Ontario, one near Cobalt and the other near Kenora.

Cabo Mining Enterprises Corp (formerly Cabo Mining Corp.) is a reporting issuer in British Columbia and Alberta and currently trades on the TSX Venture Exchange under the symbol CBE. At a special meeting held December 19, 2003, the Members approved a consolidation of the Company's common shares on a five old for one new share basis and a name change to Cabo Mining Enterprises Corp.

Acquisition of Drilling Companies

Cabo is currently raising up to $11 million to finance the acquisition of two drilling companies; Heath & Sherwood Drilling (1986) Inc. with approximately 37 rigs, whose services Cabo used in Cuba and at Cobalt, Ontario, and Petro Drilling (Maritimes) Limited, based in the Maritimes, with approximately 23 rigs. Subscriber commitments have now been received for in excess of the $5 million of the non-brokered private placement announced February 11, 2003. A brokered private placement, announced February 17, 2004, for up to $6 million, is also currently in process. The agent is Research Capital Corp of Toronto, Ontario. Under the terms of the private placement subscriptions, and the agreements to acquire the drilling companies, the private placements and the drilling company acquisitions are mutually dependent.

Cobalt Properties, Cobalt, Ontario, Canada

In March 30, 1998, the Cabo was granted an exclusive option to purchase 100% interest in certain mineral claims located in the Cobalt-Haileybury Mining District, Ontario by paying a total of $300,000 (paid) and issuing up to 2,000,000 common shares (1,843,878 issued). The remaining common shares to be issued will be issued on the basis of one share for each one-dollar expended by the Company on exploration and property expenditures.
Cabo also assumed obligations pursuant to underlying agreements for the Cobalt Property. These obligations include monthly property payments which currently total $9,000. Various net profit and smelter royalties are payable to third parties upon commencement of commercial production. Certain claims are subject to a 40% net profits royalty after all land holding, operating and capital costs have been recovered. This net profits royalty may be reduced to 10% by a payment of $4,500,000. The balance of the property is subject to a

5% net smelter royalty, reducible to 1% by making payments totaling $3,500,000.

In May and June 1999 Cabo entered into three agreements to purchase mineral claims contiguous to the Cobalt Property for payment of $11,000(paid) and issue of 635,000 shares (385,000 issued to December 31, 2003). The Company has also staked a number of additional claims in the Cobalt Property area. The Cobalt, Ontario properties are prospective for silver and base metal minerals, as well as diamonds.

Exploration Program and Results

Seymour Sears B. Sc. (Geology), P.Geo, a director of the Company, the Qualified Person on the Cobalt Properties, supervised prospecting, stripping, geophysics and drilling programs, on the Cobalt Property during 2003. Several xenolith bearing hypabyssal dyke intrusions have been mapped in the Pan – Anderson Lake area trending in a north east direction over a distance of at least three kilometres. The corridor hosting these dykes is in excess of 200 metres wide. The lamprophyres also occur as diatreme facies. A 700 metre diamond drill program in November/December 2002 further tested the Pan - Anderson Lake Area, where, as reported June 17, 2002, a 4.15m drill interval (32.45m to 36.60 m) in hole CC-14 returned a total of 95 diamonds, including 4 macros, from a lamprophyre-diatreme breccia complex. Drill holes CC-14 through 23 were drilled under a diatreme zone which straddles the boundary between properties optioned from Outcrop Explorations Limited and Prairie C. To date, drill holes CC14,15,16 and 18 have been analyzed for diamonds, with only CC14 producing significant results.

The core from holes CC-15 and CC-16 was split and shipped to Saskatchewan Research Council for analysis. None of the samples from these holes were found to contain any microdiamonds.

Kennecott Canada Exploration Inc. agreed to carry out microdiamond analysis of drill hole CC-18 in return for the first right to earn an option interest in the property if results were encouraging. However, only one sample was found to contain a microdiamond and Kennecott Canada Exploration Inc. did not exercise its right.

To December 31, 2003, cumulative exploration expenses on the Cobalt, Ontario Property were $701,558 and cumulative property costs were $1,906,273.

Electrum Lake Properties, Kenora, Ontario, Canada

On November 3, 2003, Cabo announced the acquisition of a prospective gold/copper/silver/molybdenite property, located approximately 35 kilometres west of Kenora, Ontario, pursuant to an option agreement. Under the terms of this agreement, the Company must make cash payments of $30,000 ($5,000 paid) and issue 100,000 post-consolidated common shares over a period of two years and complete exploration expenditures of $200,000 over three years. Deferred exploration expenditures to December 31, 2003 amount to $7,453 on this property.

Future Developments

At November 3, 2003, the Company announced a $250,000 non-brokered private placement. Approximately $100,000 of this financing will be expended on the Cobalt Ontario property to analyze drill holes CC22 and 23, carry out a stripping and trenching program over a silver target and to drill several additional silver targets. Contingent on the results and the receipt of further finances, Cabo expects to focus on the silver and cobalt potential of the Cobalt, Ontario Properties, and a drilling rig has now been mobilized to commence a drilling program targeting a recent "Cobalt type" silver/cobalt veining system.

The Company also plans to complete a first phase exploration program of no less than $35,000 on the Electrum Lake gold/copper/silver/molybdenite property, near Kenora, Ontario.

Work continues with respect to the Company's acquisition of Heath & Sherwood Drilling (1986) Inc. and of Petro Drilling (Maritimes) Limited. Further independent third party due diligence appraisal and evaluation of the drilling services companies will be completed in March, 2004 and a business plan has been updated to December, 2003. Completion of the two private placements for up to $11 million in total, and submissions for final regulatory approval of these two acquisitions are currently in process.

The closing of each of the Heath & Sherwood and Petro drilling company transactions is subject to the Company arranging not less than $2 million in financing to provide for capital expenditures and working capital for each of the drilling company operations. Commitments in excess of $5 million have been received from investors in the private placement announced February 11, 2004.

Related Party Transactions

John Versfelt, through his company, American Resource Management Consultants Inc., (ARMC) provides general management, administration and secretarial, accounting, paralegal services, office facilities and related services to the Company. For the six months to December 31, 2003, ARMC billed $98,016 ($116,114 in 2002) for these services.

Seymour Sears, a director of the Company, through his company Sears, Barry & Associates (Sears) provides geological consulting services to the Company. For the six months to December 31, 2003, Sears billed $33,189 for these services ($54,465 in 2002).

General and Administrative

During the six months ended December 31, 2003, general and administration expenditures totalled $130,366 compared to the previous year of $213,465. A prepaid expense of $30,000 previously charged to each quarter at $5,000 per quarter was written off, as the related services contract is terminated. The decrease in general and administrative expenditures is attributed to reduced work load in business and regulatory activities while management were working on new financings and the mineral property acquisition;

however, there has been an increase in the second quarter as compared to the first quarter because of the increased financing, regulatory activity, annual general and special Member meeting and exploration and mineral property activities of the Company. Tabulated below are major components of the changes in expenditure levels for the six months, compared to the six months ended December 31, 2002.

	Current Period	Previous Period
	December 31, 2003	December 31, 2002
Administration expenses	$ 24,558	$ 40,395
Medea Publishing & Advertising	-	10,980
Professional fees	23,915	21,341
Transfer agent & filing fees	13,870	14,660
Interest and bank charges	17,870	315
Consulting fees	750	43,209
Regulatory costs	28,582	34,941

Investor Relations

At December 14, 2001, the Company announced the engagement of The International Forecaster pursuant to a three-year consulting agreement to provide media publishing, telemarketing, internet messaging and other marketing services to the Company. A prepayment of $60,000 was made to them. This contract is terminated and the balance of the prepayment of $30,000 is written off in the six months to December 31, 2003.

Subsequent Events

A non-brokered private placement was announced November 3, 2003 for $250,000 from issue of 1,250,000 post-consolidated units at $0.20 per unit, subject to Exchange acceptance. Each unit is comprised of one-post consolidated common share and one non-transferable share purchase warrant. The warrant is exercisable for a period of two years from the date the financing is closed and entitles the holder to purchase one post-consolidated share at $0.40 per share. The post-consolidation ratio is based on five old shares for one new share. The funds of $250,000 were received and the shares issued January 19, 2004, after Exchange acceptance.

Shares for debt settlements totaling $340,000 were also announced November 3, 2003. Six parties, including two companies controlled by directors of the Company, have agreed to settle debts by taking post-consolidated common shares of the Company at $0.20 per share, subject to Exchange acceptance. Included in these debts are $41,750 of loans made by a director, for which the Company has agreed, subject to Exchange acceptance, to pay a bonus in the form of post-consolidated shares equal to 20% of the loan amount at a post-consolidated deemed value of $0.25 per share. This agreement was accepted by the Exchange and the shares were issued January 19, 2004.

The Board of Directors of the Company approved and recommended Member approval of a consolidation of the Company's common shares on up to 5 old shares for one new share basis at the Company's annual general and special meeting held December 19, 2003. This

motion was passed by the Members, and the share consolidation became effective January 5, 2004 on a 5 for 1 basis.

The Company announced February 11, 2004 a non-brokered private placement of 6,666,667 units at a price of $0.75 per unit to raise gross proceeds of $5,000,000. Each unit will consist of one common share and one-half of one share purchase warrant. Each whole warrant will entitle the holder to acquire one additional common share of the Company at a price of $1.25 per share for a period of two years from the date of issue. Finder's fees will be paid in connection with the private placement, in accordance with Exchange policies. The majority of the funds will be used to satisfy the Company's purchase and working capital obligations with respect to the acquisition of each of Heath and Sherwood Drilling (1986) Inc., and Petro Drilling (Maritimes) Limited. The proceeds, including commissions and expenses are to be placed in escrow pending successful completion of the acquisition of Heath and Sherwood Drilling (1986) Inc., and Petro Drilling (Maritimes) Limited.

The Company announced February 17, 2004 that it has entered into an agreement with Research Capital Corp. of Toronto Ontario, with respect to a brokered private placement of 6,024,097 units at a price of $0.83 per unit to raise gross proceeds of $5,000,000. The offering, which is subject to TSX Venture Exchange acceptance, is in addition to the $5 million non-brokered private placement announced by the Company on February 11, 2004. Each unit issued in the new offering will consist of one common share and one-half of one share-purchase warrant. Each whole warrant will entitle the holder to acquire one additional common share of the Company at a price of $1.25 per share for a period of two years from the Closing of the offering. Broker's fees will be paid in connection with the private placement, in accordance with Exchange policies and will include brokers warrants equal in number to 10% of the units distributed pursuant to the offering. The agent has been granted an over-allotment option to purchase up to an additional 1,204,819 units.

The proceeds, including commissions and expenses are to be placed in escrow pending successful completion of the acquisition of Heath and Sherwood Drilling (1986) Inc., and Petro Drilling (Maritimes) Limited.